

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Mail Stop 4631

August 12, 2015

<u>Via E-Mail</u>
Mr. Jean-Marc Allain
President and Chief Executive Officer
Trans-Lux Corporation
445 Park Avenue, Suite 2001
New York, NY 10022

> **Re:** **Trans-Lux Corporation**
> **Pre-effective Amendments 1 and 2**
> **to Registration Statement on Form S-1**
> **Filed July 31 and August 7, 2015**
> **File No. 333-205273**

Dear Mr. Allain:

We reviewed the filings and have the following comments.

<u>Risk Factors, page 12</u>

1. We have read the revision on page 18 related to comment 3 in our letter dated July 22, 2015. Given the nature of the lien, the fact that it is against all of your assets and that there were no apparent additional contributions through June 30, 2015, please further expand the disclosure to address specifically how your financial condition, results of operations, and liquidity would be materially adversely impacted should you not be able to fulfill your obligations. For example, detail the specific actions that would result from the enforcement of the lien, and quantify their potential impact on specific financial statement line items.

<u>Conversion of the Preferred Stock into Common Stock, page 48; Additional Medicare Tax on Net Investment Income, page 49</u>

2. Refer to comment 2 in our July 22, 2015 letter. As requested previously, delete here also the word "generally" because it may imply that you have not disclosed all material U.S. federal income tax considerations and that your stockholders cannot rely on the disclosure.

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.7

3. Since you revised disclosure throughout the registration statement to indicate that the subscription rights are non-tranferable, please revise disclosure in these exhibits to reflect that fact. For example, the ostensible redlined versions of exhibits 99.1, 99.2, 99.3., 99.4, 99.5, and 99.7 filed with amendment 1 refer to transferable rights. Please file the most current form of the exhibits with your next amendment.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M.

Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
        Robert H. Friedman, Esq.
        Kenneth A. Schlesinger, Esq.
        Olshan Frome Wolosky LLP
        Park Avenue Tower
        65 East 55th Street
        New York, NY 10022